CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities To Be Registered	Amount To Be Registered	Proposed Maximum Aggregate Price Per Unit	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee
Notes offered hereby	$47,950,000.00	100%	$47,950,000.00	$2,675.61

(1)	The registration fee is calculated in accordance with Rule 457(r) under the Securities Act. $41,348.23 of the registration fees paid in respect of the securities covered by the registration statement of which the pricing supplement is a part remain unused. $2,675.61 of that amount is being offset against the registration fee for this offering and $38,672.62 remains available for future registration fees.

FINAL TERMS SUPPLEMENT NO. 6 dated May 11, 2009
To Prospectus Supplement and Prospectus dated February 5, 2007 and Product Supplement No. 6 dated March 25, 2009
Relating to the Eksportfinans ASA U.S. Medium-Term Note Program	Filed pursuant to Rule 424(b)(2) Registration Statement No. 333-140456

The Notes will have the terms specified in this terms supplement as supplemented by the accompanying product supplement no. 6 and the prospectus supplement and prospectus (together, the Note Prospectus). Investing in the Notes involves a number of risks. See “Risk Factors” on page TS-5 of this terms supplement, beginning on page PS-4 of product supplement no. 6, and beginning on page S-4 of the prospectus supplement.

References in this terms supplement to “Eksportfinans”, “we”, “us” and “our” are to Eksportfinans ASA, and references to “MLPF&S” are to Merrill Lynch, Pierce, Fenner & Smith Incorporated.

In connection with this offering, each of MLPF&S and its broker-dealer affiliate First Republic Securities Company, LLC is acting in its capacity as a principal and Banc of America Investment Services, Inc. (BAI) is acting in its capacity as an agent in selling the notes to investors.

None of the Securities and Exchange Commission, any state securities commission, or any other regulatory body has approved or disapproved of these securities or determined if this Note Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Unit	Total
Public Offering Price:(1)	$10.00	$47,950,000.00
Underwriting Discount:(1)(2)	$ 0.20	$ 959,000.00
Proceeds to Eksportfinans ASA Before Expenses:	$ 9.80	$46,991,000.00

(1) The public offering price and underwriting discount for any purchase of 500,000 units or more in a single transaction by an individual investor will be $9.95 and $0.15 per unit, respectively.

(2) For additional information, see “Supplemental Plan of Distribution” in product supplement no. 6.

“Accelerated Return Notes®” and “ARNs®” are registered service marks of Merrill Lynch & Co., Inc.

“Dow Jones,” “DJ,” “UBS,” “Dow Jones-UBS Commodity IndexSM – Excess Return” and “DJ-UBSCISM – Excess Return” are service marks of Dow Jones & Company, Inc. (Dow Jones) and UBS AG (UBS), as the case may be, and have been licensed for use for certain purposes by us. The Notes are not sponsored, endorsed, sold, or promoted by Dow Jones, UBS or any of their respective subsidiaries or affiliates, and none of Dow Jones, UBS or any of their respective subsidiaries or affiliates makes any representation regarding the advisability of investing in the Notes.

Merrill Lynch & Co.	Banc of America Investment Services, Inc.

May 11, 2009

Summary

The Accelerated Return Notes® Linked to the Dow Jones – UBS Commodity IndexSM – Excess Return due July 27, 2010 (the Notes) are senior unsecured debt securities of Eksportfinans ASA (Eksportfinans) and are not guaranteed or insured by the Federal Deposit Insurance Corporation (FDIC) or secured by collateral. The Notes will rank equally with all of our other unsecured and unsubordinated debt, and any payments due on the Notes, including any repayment of principal, will be subject to the credit risk of Eksportfinans. The Notes provide a leveraged return for investors, subject to a cap, if the level of the Dow Jones – UBS Commodity IndexSM – Excess Return (the Index) increases moderately from the Starting Value of the Index, as determined on the Pricing Date, to the Ending Value of the Index, as determined on the Calculation Day. Investors must be willing to forgo interest payments on the Notes and to accept a return that is capped or a repayment that is less, and potentially significantly less, than the Original Offering Price of the Notes.

As of May 6, 2009, UBS completed its previously announced acquisition of AIG Financial Product Corp.’s (AIG) commodity business.  As a result, the market measure to which the Notes are linked, the Dow Jones – AIG Commodity IndexSM – Excess Return, has been re-branded as the Dow Jones – UBS Commodity IndexSM – Excess Return. The Dow Jones-UBS Commodity IndexSM – Excess Return will have an identical methodology to the Dow Jones – AIG Commodity IndexSM – Excess Return, and will take the same form and format as the Dow Jones – AIG Commodity IndexSM – Excess Return.

Capitalized terms used but not defined in this terms supplement have the meanings set forth in product supplement no. 6.

Terms of the Notes

Issuer:	Eksportfinans ASA
Original Offering Price:	$10 per unit
Term:	Approximately 14 months
Market Measure:	Dow Jones – UBS Commodity IndexSM – Excess Return (Index Symbol DJUBS)
Starting Value:	120.346.
Ending Value:

The closing level of the Index on the Calculation Day. If it is determined that the scheduled Calculation Day is not a Market Measure Business Day, or if a Market Disruption Event occurs on the scheduled Calculation Day, the Ending Value will be determined as more fully described in product supplement no. 6.

Capped Value:	$12.403 per unit of the Notes, which represents a return of 24.03% over the $10 Original Offering Price.
Calculation Day:	July 20, 2010.
Calculation Agent:	Merrill Lynch, Pierce, Fenner and Smith Incorporated (MLPF&S).

Determining the Redemption Amount for the Notes

Hypothetical Payout Profile

This graph reflects the hypothetical returns on the Notes, based on a Capped Value of $12.403 (a 24.03% return). The green line reflects the hypothetical returns on the Notes, while the dotted gray line reflects the hypothetical returns of a direct investment in the Index components.

This graph has been prepared for purposes of illustration only. Your actual return will depend on the actual Ending Value and the term of your investment.

Hypothetical Payments at Maturity

Examples

Set forth below are three examples of payment at maturity calculations (rounded to three decimal places), based on a Starting Value of 120.346 and a Capped Value of $12.403.

Example 1—The hypothetical Ending Value is equal to 80% of the Starting Value:

Starting Value: 120.346
Hypothetical Ending Value: 96.277

Payment at maturity (per unit) = $8.000

Example 2—The hypothetical Ending Value is equal to 104% of the Starting Value:

Starting Value: 120.346
Hypothetical Ending Value: 125.160

Payment at maturity (per unit) = $11.200

Example 3—The hypothetical Ending Value is equal to 120% of the Starting Value:

Starting Value: 120.346
Hypothetical Ending Value: 144.415

Payment at maturity (per unit) = $12.403 (Payment at maturity per unit cannot be greater than the Capped Value)

The following table illustrates, for a Starting Value of 120.346 and a range of hypothetical Ending Values of the Index:

  the percentage change from the Starting Value to the hypothetical Ending Value;
  the Redemption Amount per unit (rounded to three decimal places);
  the total rate of return to holders of the Notes;
  the pretax annualized rate of return to holders of the Notes; and
  the pretax annualized rate of return of a hypothetical direct investment in the Index components.

The table below is based on the Capped Value of $12.403.

Hypothetical Ending Value		Percentage change from the Starting Value to the hypothetical Ending Value	Redemption Amount per unit		Total rate of return on the Notes	Pretax annualized rate of return on the Notes (1)	Pretax annualized rate of return of the Index components (1)(2)
60.173		-50%	5.000		-50.00%	-50.17%	-50.17%
72.208		-40%	6.000		-40.00%	-38.34%	-38.34%
84.242		-30%	7.000		-30.00%	-27.62%	-27.62%
96.277		-20%	8.000		-20.00%	-17.76%	-17.76%
108.311		-10%	9.000		-10.00%	-8.59%	-8.59%
110.718		-8%	9.200		-8.00%	-6.83%	-6.83%
113.125		-6%	9.400		-6.00%	-5.09%	-5.09%
115.532		-4%	9.600		-4.00%	-3.37%	-3.37%
117.939		-2%	9.800		-2.00%	-1.68%	-1.68%
120.346	(3)	0%	10.000		0.00%	0.00%	0.00%
122.753		2%	10.600		6.00%	4.92%	1.66%
125.160		4%	11.200		12.00%	9.67%	3.30%
127.567		6%	11.800		18.00%	14.28%	4.92%
129.974		8%	12.400		24.00%	18.75%	6.52%
132.381		10%	12.403	(4)	24.03%	18.78%	8.10%
144.415		20%	12.403		24.03%	18.78%	15.79%
156.450		30%	12.403		24.03%	18.78%	23.10%

(1)	The annualized rates of return specified in this column are calculated on a semiannual bond equivalent basis and are based on an investment term from May 15, 2009 to July 27, 2010, the term of the Notes.

(2)	This rate of return assumes:

(a) a percentage change in the aggregate price of the Index components that equals the percentage change in the level of the Index from the Starting Value to the relevant hypothetical Ending Value; and

(b) no transaction fees or expenses.

(3)	This is the Starting Value.

(4)	The Redemption Amount per unit of the Notes cannot exceed the Capped Value of $12.403.

The above figures are for purposes of illustration only. The actual amount you receive and the resulting total and pretax annualized rates of return will depend on the actual Ending Value and the term of your investment.

Risk Factors

An investment in the Notes involves significant risks. The following is a list of certain of the risks involved in investing in the Notes. You should carefully review the more detailed explanation of risks relating to the Notes in the “Risk Factors” section included in the product supplement no. 6 and the “Risk Factors – Risks related to index linked notes or notes linked to certain assets” section in the prospectus supplement identified below under “Additional Terms of the Notes”. We also urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the Notes.

  Your investment may result in a loss, which could be substantial.

  Your yield on the Notes, which could be negative, may be lower than the yield on other debt securities of comparable maturity.

  Your return, if any, is limited and may not reflect the return on a direct investment in the futures contracts or underlying commodities included in or tracked by the Index.

  You must rely on your own evaluation of the merits of an investment linked to the Index.

  In seeking to provide investors with what we believe to be commercially reasonable terms for the Notes while providing MLPF&S or any other selling agent with compensation for its services, we have considered the costs of developing, hedging and distributing the Notes. If a trading market develops for the Notes (and such a market may not develop), these costs are expected to affect the market price you may receive or be quoted for your Notes on a date prior to the maturity date.

  The sponsor of the Index may adjust the Index in a way that affects its level, and the sponsor of the Index has no obligation to consider your interests.

  Ownership of the Notes will not entitle you to any rights with respect to the Index components.

  Many factors affect the trading value of the Notes; these factors interrelate in complex ways and the effect of any one factor may offset or magnify the effect of another factor.

  Trading in the Index components can be volatile based on a number of factors that we cannot control.

  Suspensions or disruptions of market trading in the commodity and related futures markets, or in the Index, may adversely affect the value of the Notes.

  The Notes will not be regulated by the Commodity Futures Trading Commission.

  The Index includes futures contracts traded on foreign exchanges that are less regulated than U.S. markets.

  Purchases and sales by MLPF&S and its affiliates may affect your return on the Notes.

  MLPF&S or its affiliates may do business with underlying companies.

  Hedging transactions may affect the return of the Notes.

  Tax consequences are uncertain (see “Certain U.S. Federal Income Taxation Considerations” below and “Taxation in the United States” in the product supplement no. 6).

In addition to the risk factors, it is important to bear in mind that the Notes are senior debt securities of Eksportfinans and are not guaranteed or insured by the FDIC or secured by collateral. The Notes will rank equally with all of our other unsecured and unsubordinated debt, and any payments due on the Notes, including any repayment of principal, will be subject to the credit risk of Eksportfinans.

Additional Risk Factors

The Notes are linked to the Dow Jones-UBS Commodity IndexSM – Excess Return and not the Dow Jones-UBS Commodity Index Total ReturnSM. The Dow Jones-UBS Commodity IndexSM – Excess Return reflects returns that are potentially available through an unleveraged investment in the applicable Index futures. In contrast, the Dow Jones-UBS Commodity Index Total ReturnSM is a total return index which, in addition to reflecting the same returns of the Dow Jones-UBS Commodity IndexSM – Excess Return, also reflects interest that could be earned on cash collateral invested in three-month U.S. Treasury bills. Because the Notes are linked to the Dow Jones-UBS Commodity IndexSM – Excess Return and not the Dow Jones-UBS Commodity Index Total ReturnSM, the Redemption Amount will not reflect this total return feature.

Risks associated with the Index may adversely affect the market price of the Notes. Because the Notes are linked to the Index, which reflects the return on futures contracts on different exchange-traded physical commodities, it will be less diversified than funds or investment portfolios investing in a broader range of products. As a result, the market price of the Notes could be subject to greater volatility. Additionally, the annual composition of the Index will be calculated in reliance upon historic price, liquidity, and production data that are subject to potential errors in data sources or errors that may affect the weighting of components of the Index. Dow Jones and UBS may not discover every discrepancy. Finally, subject to the minimum/maximum diversification limits, the exchange-traded physical commodities underlying the futures contracts included in the Index from time to time are concentrated in a limited number of sectors, particularly energy, metals, livestock, grains, and softs. As a result, an investment in the Notes may carry risks similar to a concentrated securities investment in a limited number of industries or sectors. See “The Index—Annual Reweighting and Rebalancing of the Index.”

Higher future prices of the Index Commodities relative to their current prices may decrease the Redemption Amount. The Index is composed of futures contracts on physical commodities. Unlike equities, which typically entitle the holder to a continuing stake in a corporation, commodity futures contracts normally specify a certain date for delivery of the underlying physical commodity. As the exchange-traded futures contracts that comprise the Index approach expiration, they are replaced by contracts that have a later expiration. Thus, for example, a contract purchased and held in September may specify an October expiration. As time passes, the contract expiring in October is replaced by a contract for delivery in November. This process is referred to as “rolling.” If the market for these contracts is (putting aside other considerations) in “backwardation,” where the prices are lower in the distant delivery months than in the nearer delivery months, the sale of the October contract would take place at a price that is higher than the price of the November contract, thereby creating a “roll yield.” While many of the contracts included in the Index have historically exhibited consistent periods of backwardation, backwardation most likely will not exist at all times. Moreover, certain of the commodities included in the Index, such as gold, have historically traded in “contango” markets. Contango markets are those in which the prices of contracts are higher in the distant delivery months than in the nearer delivery months. The absence of backwardation in the commodity markets could result in negative “roll yields,” which could adversely affect the level of the Index and, accordingly, decrease the Redemption Amount.

Trading and other transactions by UBS and Dow Jones in the futures contracts comprising the Index and the underlying commodities may affect the level of the Index. UBS and its affiliates actively trade futures contracts and options on futures contracts on the Index Commodities. UBS and its affiliates also actively enter into or trade and market securities, swaps, options, derivatives, and related instruments which are linked to the performance of commodities or are linked to the performance of the Index. Certain of UBS’s affiliates may underwrite or issue other securities or financial instruments indexed to the Index and related indices, and Dow Jones and UBS and certain of their affiliates may license the Index for publication or for use by unaffiliated third parties. These activities could present conflicts of interest and could affect the level of the Index. For instance, a market-maker in a financial instrument linked to the performance of the Index may expect to hedge some or all of its position in that financial instrument. Purchase or selling activity in the underlying Index components in order to hedge the market-maker’s position in the financial instrument may affect the market price of the futures contracts included in the Index, which in turn may affect the level of the Index. With respect to any of the activities described above, none of UBS, Dow Jones, or their respective affiliates has any obligation to take the needs of any buyers, sellers, or holders of the Notes into consideration at any time.

Investor Considerations

You may wish to consider an investment in the Notes if:

  You anticipate that the Index will appreciate moderately from the Starting Value to the Ending Value.

  You accept that your investment may result in a loss, which could be significant, if the level of the Index decreases from the Starting Value to the Ending Value.

  You accept that the return on the Notes will not exceed the return represented by the Capped Value.

  You are willing to forgo interest payments on the Notes, such as fixed or floating rate interest paid on traditional interest bearing debt securities.

  You want exposure to the Index with no expectation of any rights with respect to any futures contracts or commodities included in or tracked by the Index.

  You accept that a trading market is not expected to develop for the Notes. You understand that secondary market prices for the Notes, if any, will be affected by various factors, including our perceived creditworthiness.

The Notes may not be appropriate investments for you if:

  You anticipate that the Index will depreciate from the Starting Value to the Ending Value or that the Index will not appreciate sufficiently over the term of the Notes to provide you with your desired return.

  You are seeking principal protection or preservation of capital.

  You seek a return on your investment that will not be capped at 24.03%.

  You seek interest payments or other current income on your investment.

  You want an investment that provides you with rights with respect to the futures contracts or commodities included in or tracked by the Index.

  You want assurances that there will be a liquid market if and when you want to sell the Notes prior to maturity.

Other Provisions

We will deliver the Notes against payment therefor in New York, New York on a date that is in excess of three business days following the Pricing Date. Under Rule 15c6-1 of the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade Notes more than three business days prior to the original issue date will be required to specify alternative settlement arrangements to prevent a failed settlement. In the original offering, the Notes will be sold in minimum investment amounts of 100 units.

If you place an order to purchase the Notes, you are consenting to each of MLPF&S and/or its broker-dealer affiliate First Republic Securities Company, LLC acting as a principal in effecting the transaction for your account.

MLPF&S, First Republic Securities Company, LLC and BAI may use the Note Prospectus for offers and sales in secondary market transactions and market-making transactions in the Notes but are not obligated to engage in such secondary market transactions and/or market-making transactions. The distribution of the Note Prospectus in connection with such offers or sales will be solely for the purpose of providing investors with the description of the terms of the Notes that was made available to investors in connection with the initial offering of the Notes. Secondary market investors should not, and will not be authorized to, rely on the Note Prospectus for information regarding the issuer or for any purpose other than that described in the immediately preceding sentence. Each of Merrill Lynch, First Republic Company, LLC and BAI may act as principal or agent, as the case may be, in these transactions, and any such sales will be made at prices related to prevailing market prices.

Supplement to the Plan of Distribution

Subject to certain conditions, we have agreed to sell 4,620,474 units of Notes to MLPF&S and 174,526 units of Notes to BAI. MLPF&S and BAI have agreed, severally and not jointly, to purchase such Notes; provided that none of the Notes will be sold unless all of the Notes are purchased. Each of MLPF&S and BAI has severally agreed to purchase the specified units of Notes for the purchase price indicated on the cover of this terms supplement and have advised us that it will initially offer all or part of the Notes directly to the public on a fixed price basis at the offering prices set forth on the cover of this terms supplement. Each of MLPF&S and BAI may offer the Notes to dealers, including affiliates that are dealers (including First Republic Securities Company, LLC and Banc of America Securities LLC), at that price less a concession not in excess of the underwriting discount set forth on the cover of this terms supplement. After the initial public offering, the public offering price and concession may be changed. In the event of a default by BAI, our agreement with BAI and MLPF&S provides that MLPF&S will assume the obligation to purchase the Notes initially allotted to BAI. In the event of a default by MLPF&S, our agreement with BAI and MLPF&S will terminate and no Notes will be offered or sold.

The Index

The Dow Jones-UBS Commodity IndexSM

Acquisition by UBS

As of May 6, 2009, UBS completed its previously announced acquisition of AIG’s commodity business.  As a result, the Market Measure to which the Notes are linked, the Dow Jones – AIG Commodity IndexSM – Excess Return, has been re-branded as the Dow Jones – UBS Commodity IndexSM – Excess Return.  Dow Jones has indicated that the Dow Jones-UBS Commodity IndexSM – Excess Return will have an identical methodology to the Dow Jones – AIG Commodity IndexSM – Excess Return, and will take the same form and format as the Dow Jones – AIG Commodity IndexSM – Excess Return.

Dow Jones also announced that, until the close of business on June 18, 2009, it will publish all Dow Jones-AIG Commodity Indices and Dow Jones-UBS Commodity Indices under two ticker symbols—the Dow Jones-AIG version and the new Dow Jones-UBS version.  The Index symbols are DJAIG (for the Dow Jones – AIG Commodity IndexSM – Excess Return) and DJUBS (for the Dow Jones-UBS Commodity IndexSM).  After June 18, 2009, the DJAIG ticker symbol will no longer be published.

General

All disclosures contained in this terms supplement regarding the Index, including, without limitation, its make-up, method of calculation and changes in its components has been derived from publicly available sources. The information reflects the policies of Dow Jones and UBS as stated in those sources, and these policies are subject to change at the discretion of Dow Jones and UBS. Neither we nor MLPF&S accepts any responsibility for the calculation, maintenance or publication of the Index or any successor index.

The Index is a proprietary index that provides a liquid and diversified benchmark for commodities investments. The Index was established on July 14, 1998. There are 23 futures contracts on physical commodities eligible for inclusion in the Index (each, an Index Component). A commodity futures contract is an agreement that provides for the purchase and sale of a specified type and quantity of a commodity during a stated delivery month for a fixed price. The 23 commodities that are eligible for inclusion in the Index (the Index Commodities) are as follows: aluminum, cocoa, coffee, copper, corn, cotton, crude oil, gold, heating oil, lead, lean hogs, live cattle, natural gas, nickel, platinum, silver, soybeans, soybean oil, sugar, tin, unleaded gasoline, wheat, and zinc. The 19 Index Commodities selected for 2009 are as follows: aluminum, coffee, copper, corn, cotton, crude oil, gold, heating oil, lean hogs, live cattle, natural gas, nickel, silver, soybeans, soybean oil, sugar, unleaded gasoline, wheat, and zinc. Futures contracts on the Index are currently listed for trading on the Chicago Board of Trade (CBOT). The Index Commodities currently trade on United States exchanges, with the exception of aluminum, nickel, and zinc, which trade on the London Metals Exchange (the LME). The designated futures contracts for the Index are set forth below in the section entitled “—Designated Contacts for Each Index Commodity.” The actual Index Commodities included in the Index are set forth below in the section “—Annual Reweighting and Rebalancing of the Index.”

The Index tracks what is known as a rolling futures position, which is a position where, on a periodic basis, futures contracts on physical commodities specifying delivery on a nearby date must be sold and futures contracts on physical commodities that have not yet reached the delivery period must be purchased. An investor with a rolling futures position is able to avoid delivering underlying physical commodities while maintaining exposure to those commodities. The rollover for each Index Component occurs over a period of five DJ-UBS Business Days (as defined below) each month according to a pre-determined schedule.

The methodology for determining the composition and weighting of the Index and for calculating its level is subject to modification by Dow Jones and UBS at any time. Currently, Dow Jones publishes a daily settlement price for the Index at approximately 5:00 p.m., New York time, on each DJ-UBS Business Day on Bloomberg, L.P., under the symbol “DJUBS.”

A “DJ-UBS Business Day” means a day on which the sum of the Commodity Index Percentages (as described below under “—Annual Reweighting and Rebalancing of the Index”) for the Index Commodities that are open for trading is greater than 50%.

The Index is computed on the basis of hypothetical investments in the basket of commodities included in the Index. The Index was created using the following four main principles:

     Economic Significance: To achieve a fair representation of a diversified group of commodities to the world economy, the Index uses both liquidity data and dollar-weighted production data in determining the relative quantities of included commodities. The Index primarily relies on liquidity data, or the relative amount of trading activity of a particular commodity, as an important indicator of the value placed on that commodity by financial and physical market participants. The Index also relies on production data as a useful measure of the importance of a commodity to the world economy.

     Diversification: In order to avoid being subjected to micro-economic shocks in one commodity or sector, diversification rules have been established and are applied annually and, in addition, the Index is rebalanced annually on a price-percentage basis in order to maintain diversified commodities exposure over time.

     Continuity: The Index is intended to provide a stable benchmark, so that there is confidence that historical performance data is based on a structure that bears some resemblance to both the current and future composition of the Index.

     Liquidity: The inclusion of liquidity as a weighting factor helps to ensure that the Index can accommodate substantial investment flows.

Designated Contracts for Each Index Commodity

A futures contract known as a Designated Contract is selected by UBS for each Index Commodity. With the exception of several LME contracts, where UBS believes that there exists more than one futures contract with sufficient liquidity to be chosen as a Designated Contract for an Index Commodity, UBS selects the futures contract that is traded in North America and denominated in United States dollars. If more than one of those contracts exists, UBS will select the most actively traded contract. Data concerning this Designated Contract will be used to calculate the Index. The termination or replacement of a futures contract on an established exchange occurs infrequently. If a Designated Contract were to be terminated or replaced, a comparable futures contract would be selected, if available, to replace that Designated Contract. The Designated Contracts for the Index Commodities eligible for inclusion in the Index are traded on the CBOT, the LME, the Chicago Mercantile Exchange (CME), the New York Board of Trade (NYBOT), the Commodities Exchange (the COMEX) and the New York Mercantile Exchange (the NYMEX), and are as follows:

Index Commodity	Designated Contract and Price Quote	Current Weightings of Designated Contracts (1)	Exchange	Units

Aluminum	High Grade Primary Aluminum	6.32%	LME	25 metric tons
	$/metric ton

Coffee	Coffee “C”	3.11%	NYBOT	37,500 lbs
	cents/pound

Copper (2)	Copper	7.95%	COMEX	25,000 lbs
	cents/pound

Corn	Corn	5.27%	CBOT	5,000 bushels
	cents/bushel

Cotton	Cotton	2.11%	NYBOT	50,000 lbs
	cents/pound

Crude Oil	Light, Sweet Crude Oil	14.54%	NYMEX	1,000 barrels
	$/barrel

Gold	Gold	9.41%	COMEX	100 troy oz.
	$/troy oz.

Heating Oil	Heating Oil	3.21%	NYMEX	42,000 gallons
	cents/gallon

Lean Hogs	Lean Hogs	2.46%	CME	40,000 lbs
	cents/pound

Live Cattle	Live Cattle	4.59%	CME	40,000 lbs
	cents/pound

Natural Gas	Henry Hub Natural Gas	9.25%	NYMEX	10,000 mmbtu
	$/mmbtu

Nickel	Primary Nickel	2.51%	LME	6 metric tons
	$/metric ton

Silver	Silver	3.65%	COMEX	5,000 troy oz.
	cents/troy oz.

Soybeans	Soybeans	7.15%	CBOT	5,000 bushels
	cents/bushel

Soybean Oil	Soybean Oil	2.65%	CBOT	60,000 lbs
	cents/pound

Sugar	World Sugar No. 11	3.67%	NYBOT	112,000 lbs
	cents/pound

Unleaded Gasoline (RBOB)	Reformulated Blendstock for Oxygen Blending cents/gallon	4.86%	NYMEX	42,000 gallons

Wheat	Wheat	4.36%	CBOT	5,000 bushels
	cents/bushel

Zinc	Special High Grade Zinc	2.94%	LME	25 metric tons
	$/metric ton

(1)	Reflects the approximate weightings as of the Pricing Date, of the nineteen commodities currently included in the Index.

(2)	The Index uses the high grade copper contract traded on the COMEX Division of the NYMEX as the Designated Contract for Copper, but uses COMEX prices for this Designated Contact and the LME copper contract volume data in determining the weighting for the Index.

Commodity Groups
For purposes of applying the diversification rules discussed herein, each of the eligible Index Commodities are assigned to Commodity Groups. The Commodity Groups, the commodities of each and the index weighting of each Commodity Group as of the Pricing Date, are as follows:

Commodity Group:	Commodities:	Index Weighting by Commodity Group as of the Pricing Date(1) :

Energy	Crude Oil	31.86%
	Heating Oil
	Natural Gas
	Unleaded Gasoline (RBOB)

Industrial Metals	Aluminum	19.72%
	Copper
	Nickel
	Zinc

Grains	Corn	19.43%
	Soybeans
	Soybean Oil
	Wheat

Livestock	Lean Hogs	7.05%
	Live Cattle

Softs	Coffee	8.89%
	Cotton
	Sugar

Precious Metals	Gold	13.06%
	Silver

(1)	Reflects the rounded weightings of the six Commodity Groups currently included in the Index.

Index Multipliers

The following is a list of the Index Commodities included in the Index for 2009, as well as their respective Commodity Index Multipliers for 2009:

Index Commodity	2009 Commodity Dow Jones-UBS Commodity Index Multiplier
Aluminum	0.115420380
Coffee	68.100845940
Copper	126.467801040
Corn	35.938858790
Cotton	119.454917530
Crude Oil	7.592336320
Gold	0.244395540
Heating Oil	61.493914290
Lean Hogs	98.757229960
Live Cattle	130.707755740
Natural Gas	52.957386400
Nickel	0.006139090
Silver	6.811632160
Soybeans	20.082708710
Soybean Oil	208.464754610
Sugar	653.655142790
Unleaded Gasoline	86.611391080
Wheat	20.461483020
Zinc	0.063917040

Index Supervisory and Advisory Committees

Prior to January 1, 2007, an oversight committee (the Oversight Committee) reviewed and approved procedures for calculating the Index.  Effective January 1, 2007, however, Dow Jones and AIG replaced the Oversight Committee with a two-tier oversight structure comprised of a supervisory committee (the Supervisory Committee) and an advisory committee (the Advisory Committee) in order to expand the breadth of input into the decision-making process while also providing a mechanism for more rapid reaction to market disruptions and extraordinary changes in market conditions.  The Supervisory Committee is comprised of three members, two of whom are appointed by UBS and one of whom is appointed by Dow Jones, and will make all final decisions relating to the Index with the advice and recommendations of the Advisory Committee.  The Advisory Committee consists of six to twelve members drawn from the financial and academic communities.  Both the Supervisory and Advisory Committees meet annually in June or July to consider any changes to be made to the Index for the coming year.  These committees may also meet at such other times as may be necessary for purposes of their respective responsibilities in connection to the oversight of the Index.

Annual Reweighting and Rebalancing of the Index

The Index is reweighted and rebalanced each year in January on a price-percentage basis. The annual weightings and the recalculation of the composition of the Index are determined each year in June, the new composition of the Index is announced in July, and takes effect in the month of January immediately following that announcement.

Each June, for each commodity designated for potential inclusion in the Index, liquidity is measured by the commodity liquidity percentage (the CLP) and production is measured by the commodity production percentage (the CPP). The CLP for each commodity is determined by taking a five-year average of the product of the trading volume and the historic United States dollar value of the Designated Contract for that commodity, and dividing the result by the sum of the products for all commodities which were designated for potential inclusion in the Index. The CPP is determined for each commodity by taking a five-year average of annual world production figures, adjusted by the historic United States dollar value of the Designated Contract, and dividing the result by the sum of the production figures for all the commodities which were designated for potential inclusion in the Index. The CLP and CPP are then combined (using a ratio of 2:1) to establish the Commodity Index Percentage (the CIP) for each commodity. The CIP is then adjusted in accordance with the diversification rules described below in order to determine the commodities which will be included in the Index and their respective percentage weights.

To ensure that no single commodity or commodity sector dominates the Index, the following diversification rules are applied to the annual reweighting and rebalancing of the Index as of January of the applicable year:

  No related group of commodities designated as a Commodity Group (e.g., energy, precious metals, livestock or grains) may constitute more than 33% of the Index;

  No single commodity may constitute more than 15% of the Index;

  No single commodity, together with its derivatives (e.g., crude oil, together with heating oil and unleaded gasoline), may constitute more than 25% of the Index; and

  No single commodity in the Index (e.g., natural gas or silver) may constitute less than 2% of the Index.

Following the annual reweighting and rebalancing of the Index in January, the percentage of any single commodity or group of commodities at any time prior to the next reweighting or rebalancing will fluctuate and may exceed or be less than the percentage set forth above.

Following application of the diversification rules discussed above, the CIPs are incorporated into the Index by calculating the new unit weights for each Index Commodity. On the fourth Business Day of the month of January following the calculation of the CIPs, the CIPs are combined with the settlement prices of all of the commodities to be included in the Index for such day to create the Commodity Index Multiplier (the CIM) for each of the commodities. These CIMs remain in effect throughout the ensuing year. As a result, the observed price percentage of each commodity included in the Index will float throughout the year until the CIMs are reset the following year based on new CIPs.

Computation of the Index

The Index is calculated by Dow Jones, in conjunction with UBS, by applying the impact of the changes to the prices of the Index Components (based on their relative weightings). Once the CIMs are determined as discussed above, the calculation of the Index is a mathematical process whereby the CIMs for the commodities included in the Index Components are multiplied by the prices for the Index Components. These products are then summed. The daily percentage change in this sum is then applied to the prior day’s level of the Index to calculate the current level of the Index.

The following graph sets forth the monthly historical performance of the Index in the period from January 2004 through April 2009. This historical data on the Index is not necessarily indicative of the future performance of the Index or what the value of the Notes may be. Any historical upward or downward trend in the level of the Index during any period set forth below is not an indication that the Index is more or less likely to increase or decrease at any time over the term of the Notes. On the Pricing Date, the closing level of the Index was 120.346.

Before investing in the Notes, you should consult publicly available sources for the levels and trading pattern of the Index. The generally unsettled international environment and related uncertainties, including the risk of terrorism, may result in financial markets generally and the Index exhibiting greater volatility than in earlier periods.

License Agreement

We have entered into a non-exclusive license agreement with Dow Jones and UBS licensing to us and to certain of our affiliated or subsidiary companies, in exchange for a fee, the right to use the Index, which is owned and published by Dow Jones and UBS, in connection with certain products, including the Notes.

The license agreement between Dow Jones, UBS and us provides that the following language must be set forth in this terms supplement:

The Notes are not sponsored, endorsed, sold, or promoted by Dow Jones, UBS, UBS Securities LLC (UBS Securities) or any of their subsidiaries or affiliates. None of Dow Jones, UBS, UBS Securities or any of their subsidiaries or affiliates makes any representation or warranty, express or implied, to the owners of or counterparts to the Notes or any member of the public regarding the advisability of investing in securities or commodities generally or in the Notes particularly. The only relationship of Dow Jones, UBS, UBS Securities or any of their subsidiaries or affiliates to us is the licensing of certain trademarks, trade names and service marks and of the Index which is determined, composed, and calculated by Dow Jones in conjunction with UBS Securities without regard to us or the Notes. Dow Jones and UBS Securities have no obligation to take our needs or the needs of the owners of the Notes into consideration in determining, composing, or calculating the Index. None of Dow Jones, UBS, UBS Securities or any of their respective subsidiaries or affiliates is responsible for or has participated in the determination of the timing of, prices at, or quantities of the Notes to be issued or in the determination or calculation of the equation by which the Notes are to be converted into cash. None of Dow Jones, UBS, UBS Securities or any of their subsidiaries or affiliates shall have any obligation or liability, including, without limitation, to the holders of the Notes, in connection with the administration, marketing, or trading of the Notes. Notwithstanding the foregoing, UBS, UBS Securities and their respective subsidiaries and affiliates may independently issue and/or sponsor financial products unrelated to the Notes, but which may be similar to and competitive with the Notes. In addition, UBS, UBS Securities and their respective subsidiaries and affiliates actively trade commodities, commodity indexes, and commodity futures (including the Dow Jones-UBS Commodity IndexSM – Excess Return and Dow Jones-UBS Commodity Index Total ReturnSM), as well as swaps, options, and derivatives which are linked to the performance of such commodities, commodity indexes, and commodity futures. It is possible that this trading activity will affect the level of the Index and the market value of the Notes.

This terms supplement relates only to the Notes and does not relate to the exchange-traded physical commodities underlying any of the Index components. Purchasers of the Notes should not conclude that the inclusion of a futures contract in the Index is any form of investment recommendation of the futures contract or the underlying exchange-traded physical commodity by Dow Jones, UBS, UBS Securities or any of their subsidiaries or affiliates. The information in this terms supplement regarding the Index components has been derived solely from publicly available documents. None of Dow Jones, UBS, UBS Securities or any of their subsidiaries or affiliates has made any due diligence inquiries with respect to the Index components in connection with the Notes. None of Dow Jones, UBS, UBS Securities or any of their subsidiaries or affiliates makes any representation that these publicly available documents or any other publicly available information regarding the Index components, including without limitation a description of factors that affect the prices of such components, are accurate or complete.

NONE OF DOW JONES, UBS, UBS SECURITIES OR ANY OF THEIR SUBSIDIARIES OR AFFILIATES GUARANTEES THE ACCURACY AND/OR THE COMPLETENESS OF THE INDEX OR ANY DATA RELATED THERETO AND NONE OF DOW JONES, UBS, UBS SECURITIES OR ANY OF THEIR SUBSIDIARIES OR AFFILIATES SHALL HAVE ANY LIABILITY FOR ANY ERRORS, OMISSIONS, OR INTERRUPTIONS THEREIN. NONE OF DOW JONES, UBS, UBS SECURITIES OR ANY OF THEIR SUBSIDIARIES OR AFFILIATES MAKES ANY WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY US, OWNERS OF THE NOTES, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE INDEX OR ANY DATA RELATED THERETO. NONE OF DOW JONES, UBS, UBS SECURITIES OR ANY OF THEIR SUBSIDIARIES OR AFFILIATES MAKES ANY EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIMS ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE INDEX OR ANY DATA RELATED THERETO. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL DOW JONES, UBS, UBS SECURITIES OR ANY OF THEIR SUBSIDIARIES OR AFFILIATES HAVE ANY LIABILITY FOR ANY LOST PROFITS OR INDIRECT, PUNITIVE, SPECIAL, OR CONSEQUENTIAL DAMAGES OR LOSSES, EVEN IF NOTIFIED OF THE POSSIBILITY THEREOF. THERE ARE NO THIRD PARTY BENEFICIARIES OF ANY AGREEMENTS OR ARRANGEMENTS AMONG DOW JONES, UBS, UBS SECURITIES AND US.

Summary Tax Consequences

You should consider the U.S. federal income tax consequences of an investment in the notes, including the following:

  In the absence of statutory, judicial or administrative authorities that directly address the characterization or treatment of the Notes, we intend to treat the Notes as a single financial contract that is an “open transaction” for U.S. federal income tax purposes. Accordingly, you should not be required to accrue any income during the term of the Notes.

  Under this characterization, generally, any gain received on the sale, exchange or redemption, or at maturity, of the Notes will be treated as a capital gain while any loss will be treated as a capital loss. This capital gain or loss generally will be long-term capital gain or loss if you hold the notes for more than one year.

You should consult your tax adviser regarding the treatment of the Notes, including possible alternative characterizations.

Certain U.S. Federal Income Taxation Considerations

You should read the following discussion in conjunction with the discussion in the accompanying product supplement no. 6, prospectus supplement and the prospectus. The following discussion is based on the advice of Allen & Overy LLP and contains a general summary of the principal U.S. federal income tax consequences that may be relevant to the ownership of the Notes. The following summary is not complete and is qualified in its entirety by the discussion under the section entitled “Taxation in the United States” in the accompanying product supplement no. 6, the prospectus supplement and the prospectus, which you should carefully review prior to investing in the Notes.

General. The Notes should be treated as a single financial contract that is an “open transaction” for U.S. federal income tax purposes. Due to the absence of statutory, judicial or administrative authorities that directly address the characterization or treatment of the Notes or instruments that are similar to the Notes for U.S. federal income tax purposes, no assurance can be given that the Internal Revenue Service (the IRS) or the courts will agree with the characterization and tax treatment described herein. Accordingly, you are urged to consult your own tax advisors regarding all aspects of the U.S. federal tax consequences of an investment in the Notes (including alternative characterizations of the Notes) and with respect to any tax consequences arising under the laws of any state, local or foreign taxing jurisdiction. Unless otherwise stated, the following discussion is based on the characterization and treatment of the Notes described above.

Tax Treatment Prior to Maturity. A U.S. Holder should not be required to recognize taxable income over the term of the Notes prior to maturity, other than pursuant to a sale, exchange, redemption or settlement as described below.

Sale, Exchange, Redemption or Settlement of the Notes. Upon a sale, exchange or redemption of the Notes, or upon settlement of the Notes at maturity, a U.S. Holder should generally recognize gain or loss equal to the difference between the amount realized on the sale, exchange, redemption or settlement and the U.S. Holder’s tax basis in the Notes sold, exchanged, redeemed or settled. A U.S. Holder’s tax basis in the Notes should equal the amount paid by the U.S. Holder to acquire the Notes. Any capital gain or loss recognized upon a sale, exchange, redemption or settlement of a Note should be long-term capital gain or loss if the U.S. Holder has held the Note for more than one year at such time.

Possible New Administrative Guidance and/or Legislation. On December 7, 2007, the IRS released a notice stating that it and the Treasury Department (Treasury) are actively considering the proper U.S. federal income tax treatment of an instrument with terms similar to some of the Notes, including whether the holders should be required to accrue ordinary income on a current basis and whether gain or loss should be ordinary or capital, and they are seeking comments on the subject. It is not possible to determine what guidance they will ultimately issue, if any. It is possible, however, that under such guidance, holders of instruments having terms similar to some of the Notes will ultimately be required to accrue income currently and this could be applied on a retroactive basis. The IRS and Treasury are also considering other relevant issues, including whether foreign holders of such instruments should be subject to withholding tax on any deemed income accruals, and whether the special “constructive ownership rules” of Section 1260 of the Code might be applied to such instruments. Holders are urged to consult their tax advisors concerning the significance, and the potential impact, of the above considerations. Except to the extent otherwise provided by law, we intend to treat the Notes for U.S. federal income tax purposes in accordance with the treatment set forth in this section unless and until such time as the Treasury and IRS issue guidance providing that some other treatment is more appropriate.

You should review the “Taxation in the United States” section in the accompanying product supplement, the prospectus supplement and the prospectus for a further discussion of the U.S. federal income tax considerations and consult your own tax advisers as to the tax consequences of acquiring, holding and disposing of the Notes in your particular circumstances, including the application of state, local or other tax laws and the possible effects of changes on federal or other tax laws.

Additional Terms of the Notes

You should read this terms supplement, together with the documents listed below (collectively, the Note Prospectus), which together contain the terms of the Notes and supersede all prior or contemporaneous oral statements as well as any other written materials. You should carefully consider, among other things, the matters set forth under “Risk Factors” in the sections indicated on the cover of this terms supplement. The Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the Notes.

You may access the following documents on the SEC Website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC Website):

  Product supplement no. 6 dated March 25, 2009:
  http://www.sec.gov/Archives/edgar/data/700978/000089109209001244/e34927_424b2.htm

  Prospectus supplement and prospectus dated February 5, 2007:
  http://www.sec.gov/Archives/edgar/data/700978/000115697307000181/u51335fv3asr.htm

Our Central Index Key, or CIK, on the SEC Website is 700978.

We have filed a registration statement (including a product supplement, prospectus supplement, and a prospectus) with the Securities and Exchange Commission (the SEC) for the offering to which this terms supplement relates. Before you invest, you should read the product supplement, the prospectus supplement, and the prospectus in that registration statement, and the other documents relating to this offering that we have filed with the SEC for more complete information about us and this offering. You may get these documents without cost by visiting EDGAR on the SEC Website at www.sec.gov. Alternatively, we, any agent or any dealer participating in this offering, will arrange to send you the Note Prospectus if you so request by calling MLPF&S toll-free 1-866-500-5408.

Structured Investments Classification

MLPF&S classifies certain structured investments (the Structured Investments), including the Notes, into four categories, each with different investment characteristics. The description below is intended to briefly describe the four categories of Structured Investments offered: Principal Protection, Enhanced Income, Market Participation, and Enhanced Participation. A Structured Investment may, however, combine characteristics that are relevant to one or more of the other categories. As such, a category should not be relied upon as a description of any particular Structured Investment.

Principal Protection: Principal Protected Structured Investments offer full or partial principal protection at maturity, while offering market exposure and the opportunity for a better return than may be available from comparable fixed income securities. Principal protection may not be achieved if the investment is sold prior to maturity.

Enhanced Income: Structured Investments offering enhanced income may offer an enhanced income stream through interim fixed or variable coupon payments. However, in exchange for receiving current income, investors may forfeit upside potential on the underlying asset. These investments generally do not include the principal protection feature.

Market Participation: Market Participation Structured Investments can offer investors exposure to specific market sectors, asset classes, and/or strategies that may not be readily available through traditional investment alternatives. Returns obtained from these investments are tied to the performance of the underlying asset. As such, subject to certain fees, the returns will generally reflect any increases or decreases in the value of such assets. These investments are not structured to include the principal protection feature.

Enhanced Participation: Enhanced Participation Structured Investments may offer investors the potential to receive better than market returns on the performance of the underlying asset. Some structures may offer leverage in exchange for a capped or limited upside potential and also in exchange for downside risk. These investments are not structured to include the principal protection feature.

The classification of Structured Investments is meant solely for informational purposes and is not intended to fully describe any particular Structured Investment nor guarantee any particular performance.